Exhibit 10.1

June 8, 2006

Mr. Dennis Secor
34 Kingswood Court
Port Moody, British Columbia
Canada     V3H5J9

Dear Mr. Secor:

I am very pleased to extend to you an offer of employment at GUESS? Inc. as Senior Vice President of Finance/CFO in the Executive Finance Department. In this position you will be reporting directly to me. Your start date will be determined upon mutual agreement at a later date. This is a very exciting area of the company that offers many opportunities, and we feel you would be an excellent addition to the team.

The terms of your offer are as follows:

1.               Base salary of $325,000.00 per year, with exempt status, paid in accordance with the Company’s normal payroll practices.

2.               Car allowance in the amount of $800.00 per month, paid in accordance with the Company’s normal payroll practices.

3.               You will be eligible to participate in GUESS?, Inc.’s Executive Bonus Program, which currently bases awards on individual performance and objectives, department, and Company objectives. As a participant in this plan, your bonus opportunity may include both cash and long term equity incentives as a percentage of your base salary, with an annual target of 40% for cash bonus, and 60% for the long term incentive equity component.  You will not be eligible for a grant regarding your 2006 performance based on the initial grant being offered, and timing of your hire.

4.               In addition to the compensation set forth above and subject to approval by the GUESS?, Inc. Compensation Committee at its next meeting (which is currently scheduled for August 17, 2006, and is subject to change), you will be granted the following equity compensation pursuant to the GUESS?, Inc. 2004 Equity Incentive Plan:

(a)          Non-qualified options to purchase 20,000 shares of the Common Stock of GUESS?, Inc. with an exercise price equal to the closing price of the Common Stock on the grant date. Such stock options will vest during your employment over a four-year period as follows: one-fourth of your options will vest on each anniversary of the date of grant until fully vested.

(b)         Restricted stock in the amount of 15,000 shares of Common Stock subject to your signing of a restricted stock agreement with standard terms and conditions for restricted stock awards as determined by the Compensation Committee. Among other conditions, you will be required to pay the par value of one cent ($.01) per share of your restricted stock on the date of grant. Your restricted stock will vest over a four-year period as follows: one-fourth of your restricted shares will vest on each anniversary of the date of grant until fully vested.

5.               Medical, dental, life, vacation and disability benefits commensurate in accordance with your position at GUESS?, Inc. You will be eligible to participate in the GUESS?, Inc. 401k Savings Plan following the completion of your first year of service. In addition, you will be eligible to participate in the GUESS?, Inc. Deferred Compensation Plan. You will be provided with a summary and details of these benefits when you begin employment with the Company.  Also, you will accrue vacation benefits at the rate of three weeks per year.

6.               Relocation expenses incurred during the move from Vancouver, BC to Los Angeles, including temporary housing, will be provided by GUESS?, Inc. Please note that these expenses are considered income for IRS purposes, and you will be taxed on this amount, including applicable payroll taxes. Your relocation will be coordinated through GUESS?, Inc. and Professional Relocation & Consulting Services. If you voluntarily resign from GUESS?, Inc. within two years of your hire date, you will be responsible to reimburse GUESS?, Inc. for all relocation expenses. After your first year of service, these expenses will be pro-rated per year (*see attached schedule A). The expenses will include:

a)                Movement of your household goods from Vancouver, BC to Los Angeles, and relocation assistance, the total of which is expected to be below $120,000.00. Relocation costs will be grossed up for tax purposes.

b)               Temporary corporate housing for up to sixty (60) days.

c)                Temporary storage of your household goods for up to sixty (60) days.

d)               Two (2) round-trip coach airfare tickets for house hunting purposes.

e)                Two (2) one-way coach airfare tickets for your final relocation to Los Angeles.

7.               If GUESS?, Inc. should terminate your employment at any time for any reason, other than for cause, you shall be entitled to payments in the amount of six (6) months base salary (at the rate as the date of termination), paid in accordance with the Company’s normal payroll practices. If you begin full-time employment, part-time employment or consulting engagements prior to the end of such six (6) month period following your termination for cause, which includes compensation in an amount equal or greater than your compensation at GUESS?, Inc., any payments due to you under this subsequent paragraph shall be forfeited. If you accept and begin employment prior to the end of the six (6) month period at a salary lower than your base salary at GUESS?, Inc., GUESS? Inc. will pay you the difference in compensation for this period.

8.               In this position, it may be necessary for you to travel internationally. Accordingly, we require that you possess a valid U.S. passport, and keep a copy on file with the GUESS Travel Department. It is your responsibility to ensure that your passport is valid at all times.

In accordance with government regulation, all new employees must present eligibility to work. On your first day of employment, please bring in documents to establish both identification and employment eligibility from the attached list of acceptable documents (Form I-9). If you are unable to present these documents, you will not be able to commence employment.

Please indicate your acceptance of this offer by signing at the end of this letter and returning it to me in the envelope provided. The other copy is yours to keep.

We look forward to your joining us at GUESS?, Inc., and a prosperous future together. Please feel free to contact me if you have any questions.

Sincerely,

/s/ Carlos Alberini
CARLOS ALBERINI
GUESS?, Inc., President and Chief Operating Officer

AGREED & ACCEPTED

/s/ Dennis R. Secor                              6-9-06
Dennis Secor                                        Date

*Schedule A

Service Period	Reimbursement
First year (through first anniversary date)	All costs incurred
Second year (through second anniversary date)	½ of all costs incurred